GURU HEALTH INC.

From:
Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta
T2T 0A7, Canada

AMENDMENT #2

Re: Form S-1 filed July 9, 2010 File No, 333-168037

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To Whom It May Concern:

On behalf of Guru Health Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated October 5, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Cover Page

     1)   The Company has revised the cover page as suggested.

     2) The Company has deleted the last paragraph on the cover page of the registration statement.

Summary of Our Offering, Page 4

     3) The Company has revised the disclosure to clarify statements regarding the risks of not obtaining sponsorship of a market maker or our common stock becoming quoted or a market for our stock to develop.

Use of Proceeds, Page 12

     4) The Company revised the disclosure to give an explanation for "Priority Sequence"

Dilution, Page 13

     5) The Company has not deducted the 9,500 from the total assets of $40,000 and $20,000 respectively because, as stated in the registration statement, the majority of this amount is covered by the cash on hand. The $40,000 and $20,000 will not be affected by this liability as it is covered by the equity position invested by the Company's directors.

Plan of Distribution, Page 15

     6) In accordance with the staff's comments, the Registration Statement has been revised to clarify the manner in which subscribers will receive shares of common stock of the Company. This disclosure has been placed on the outside back cover page.

Management's Discussion and Analysis of Plan of Operations, Page 18

     7) The Company has revised the disclosure to remove the word "substantial" from the discussion of revenues.
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     8)   The Company has revised the disclosure as suggested in comment 8 of the SEC Comment Letter.

     9) The Company has revised the disclosure to include suppliers of EAS products and to add statements that we are not unique in our ability to purchase and markets EAS products at wholesale nor does this give us an advantage over our competitors.

Notes:

     i) WE DO NOT HAVE A WRITTEN AGREEMENT WITH EAS-We have the ability to purchase as a corporate client at wholesale prices. This was set up by a phone call with a corporate sales representative for EAS Sports.

     ii) The disclosure states that we have the "ability to purchase, market, sell and distribute the products EAS Sports produces" there is no reference to a material "obligation" to do so.

     10) The Company has revised the disclosure to remove detailed information on products as they are simply the marketing description provided by EAS not based in any peer reviewed source we have found. The other statements that are managements beliefs have been removed in order to not mislead prospective investors.

     11) The Company has removed the descriptions of the products as they are simply the marketing description provided by EAS not based in any peer reviewed source we have found.

Business, Page 23

     12) The Company has revised the disclosure to change the word "may" to "will".

Marketing Plan, Page 24

     13) The Company has revised the disclosure to remove the misplaced reference to "advisory services".

     14) In accordance with the staff's comments, the Registration Statement has been revised to further describe the Company's competitive position in the online supplement market, the Company's methods it will utilize to differentiate itself from other online supplement companies.

Government Regulations, Page 25

     15) The Company has revised the disclosure to revise incorrect statements regarding the FDA.

Certain Transactions, Page 32

     16) The Company has revised the disclosure to include the provision of our office space in the certain transactions section.
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Recent Sales of Unregistered Securities, II-1

     17) In accordance with the staff's comment, the Registration Statement has been revised to reflect the transactional exemption under Regulation S that was relied upon for the issuance of the shares to the Company's officers and directors.

Exhibit 5.1

     18)  Exhibit 5.1 has been updated

     19)  Exhibit 5.1 has been updated

Guru Health Inc.


/s/ Vanessa Gillis
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Vanessa Gillis, CEO